08017628

Emeco Holdings Limited

10 October 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Appendix 3Y – Change of Director's Interest Notice – Mr Alec Brennan, released to the Australian Stock Exchange Limited on 02 October 2006;*
2. *Emeco Holdings Limited to replace Colorado Group Ltd. in the S&P/ASX Indices, released to the Australian Stock Exchange Limited on 06 October 2006;*
3. *AMP Limited discloses a substantial holding in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 9 October 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (4)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Alec Brennan
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bettyal Pty Ltd is the trustee of the Bettyal Superannuation Fund, a fund of which Mr Brennan is a beneficiary
Date of change	2 August 2006
No. of securities held prior to change	426,315 held by Bettyal Pty Ltd
Class	Fully paid ordinary shares
Number acquired	105,105 acquired by Bettyal Pty Ltd
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.90 per share
No. of securities held after change	531,420 shares by Bettyal Pty Ltd as trustee of the Bettyal Superannuation Fund. 500,000 shares are held directly by Mr Brennan.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase by Bettyal Pty Ltd

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

STANDARD
&POOR'S

Press Release

Emeco Holdings Ltd. To replace Colorado Group Ltd. in the S&P/ASX Indices

Sydney, Oct. 6, 2006)—Standard & Poor's today announced the removal of Colorado Group Ltd. (ASX: CDO) from the S&P/ASX indices, effective from the close of trade Oct. 13, 2006. Colorado Group Ltd.'s removal is a result of the takeover by ARH Investments (Australia) Pty Ltd. becoming unconditional, and ARH's holding passing 70%.

The vacancy created by the removal of Colorado Group from the S&P/ASX 200 will be filled by Emeco Holdings Ltd. (ASX: EHL). This will become effective at the close of trading on Oct. 13, 2006.

S&P/ASX 200

ADDITION

CODE	**NAME**
EHL	EMECO HOLDINGS LTD.

REMOVAL

CODE	**NAME**
CDO	COLORADO GROUP LTD.

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:
Jason Hill, Index Services
(61) 2 9255 9872 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

BNP PARIBAS
SECURITIES SERVICES

Date: 9-Oct-06

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Emeco Holdings Limited.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme	Fully Paid Ordinary: 2,269,416	2,269,416
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Ordinary: 110,493	110,493
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary: 782,917	782,917
	National Nominees Pty Limited	Commonwealth Bank Officers Superannuation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund	Fully Paid Ordinary: 246,697	246,697
	National Nominees Pty Limited	Equipsuper	Fully Paid Ordinary: 1,325,582	1,325,582
	National Nominees Pty Limited	Unisuper	Fully Paid Ordinary: 1,779,095	1,779,095
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 2,071,253	2,071,253
			Total:	31,580,537

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Aust. Equity Market Neutral Fund	8-Aug-06	$392,977.00	Ordinary Shares 206,830
AMP Capital Investors Limited	31-Jul-2006 to 13-Sep-2006	$3,928,605.00	Ordinary Shares 2,071,253
AMP Life Limited	7-Sep-06	$16,109.20	Ordinary Shares 8,240
AMP Life Limited	7-Sep-06	-$16,109.20	Ordinary Shares -8,240
AMP Life Limited	3-Aug-2006 to 5-Oct-2006	$16,533,579.29	Ordinary Shares 8,774,820
AMP Life Limited	5-Sep-2006 to 28-Sep-2006	-$157,922.46	Ordinary Shares -84,571
Cogent Nominees Pty Limited	4-Aug-2006 to 5-Oct-2006	$5,752,190.39	Ordinary Shares 3,059,096
Cogent Nominees Pty Limited	15-Sep-06	-$195,228.88	Ordinary Shares -103,438
Cogent Nominees Pty Limited <SMP Accounts>	4-Aug-2006 to 5-Oct-2006	$15,035,515.72	Ordinary Shares 7,976.879
Cogent Nominees Pty Limited <SMP Accounts>	8-Aug-2006 to 4-Oct-2006	-$616,665.36	Ordinary Shares -335,426
Commonwealth Bank Officers Superannunation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	7-Aug-2006 to 10-Aug-2006	$505,522.16	Ordinary Shares 271,697
Commonwealth Bank Officers Superannunation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	15-Sep-06	-$46,844.90	Ordinary Shares -25,000
Equipsuper	7-Aug-2006 to 5-Oct-2006	$2,471,193.25	Ordinary Shares 1,325.582
Government Employees Superannuation Board	7-Aug-2006 to 3-Oct-2006	$1,480,444.53	Ordinary Shares 782,917
LAMP	7-Aug-2006 to 5-Oct-2006	$3,827,397.43	Ordinary Shares 2,036,316
Queensland Local Government Superannuation Board	7-Aug-06	$467,538.70	Ordinary Shares 246,073
State Authority Superannuation Enhanced Index Share Fund	7-Aug-06	$209,936.70	Ordinary Shares 110,493
State Authority Superannuation Scheme	7-Aug-2006 to 5-Oct-2006	$4,260,629.35	Ordinary Shares 2,269,416
Stichting Pensioenfokds - ABP	7-Aug-06	$2,065,626.80	Ordinary Shares 1,087,172
Stichting Pensioenfokds Hoogovens	8-Aug-06	$249,532.70	Ordinary Shares 131,333
UniSuper Limited	7-Aug-2006 to 5-Oct-2006	$3,344,153.46	Ordinary Shares 1,779,095

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.